Exhibit 99.1

BioNTech to Receive up to €375M in Funding from German Federal Ministry of Education and Research to Support COVID-19 Vaccine Program BNT162

•	The German Federal Ministry of Education and Research (BMBF) COVID-19 initiative supports accelerated vaccine development, as well as upscaling of manufacturing capabilities in Germany
•	Five out of eight milestones defined in the BMBF funding for the BNT162 vaccine program have already been achieved
•	More than 28,000 participants have already been enrolled in the Phase 3 clinical trial currently being conducted in the United States, Brazil, Argentina and Europe

MAINZ, GERMANY, September 15, 2020 — BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) today announced that it will receive a grant of up to 375 million Euro from an initiative by the German Federal Ministry of Education and Research (BMBF) to support the accelerated development of SARS-CoV-2 vaccines. BioNTech will use the milestone-based BMBF funding to support its contribution to the Company’s mRNA vaccine program BNT162 that is being co-developed with its partners Pfizer Inc. and Fosun Pharma, respectively. The goal of the initiative is the expansion of vaccine development and manufacturing capabilities in Germany, as well as the expansion of the number of participants in late-stage clinical trials. The BNT162 vaccine program is one of three programs supported by the BMBF initiative, which will provide a total of up to 750 million Euro to its funding recipients.

“We are grateful for the significant support from the BMBF, which is helping us to provide a safe and effective vaccine as soon as possible following regulatory approval. The funding is an important contribution to accelerate the development and scaling-up of our COVID-19 vaccine manufacturing capacities in Germany. It highlights the tremendous importance of our mission to efficiently find a lasting solution to control the pandemic,” said Ugur Sahin, M.D., CEO and Co-founder of BioNTech.

BioNTech will use the grant funding to cover its expenses related to its COVID-19 vaccine program BNT162 within the funded project in order to advance the clinical evaluation and potential marketing authorisation as soon as possible. Pfizer will continue to independently fund its share of development costs for BNT162 without use of this or other government funding.

The milestones defined by the BMBF include the preclinical evaluation of the vaccine candidates, the initiation and implementation of clinical Phase 1 and Phase 2/3 trials (which includes four clinical development milestones), the upscaling of production capacities to supply the clinical trials and the general population (pending marketing authorisation), and the submission for regulatory approval as well as future marketing authorisation of a vaccine. The Company has already achieved five of the eight defined milestones. Most recently, BioNTech received approval from the German regulatory authority, the Paul-Ehrlich-Institut, to initiate the German arm of the global Phase 2/3 trial. Patient recruitment has commenced on three continents and over 28,000 participants have already been enrolled worldwide with study sites in the United States, Brazil, Argentina and Europe. Potential marketing authorisation is dependent on the final outcome of the ongoing late-stage clinical trials.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer.

For more information, please visit www.BioNTech.de

BioNTech Forward-looking Statements

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the timing to initiate clinical trials of BNT162, the size of its clinical trials of BNT162, and anticipated publication of data from these clinical trials; the potential safety and efficacy of BNT162; the timing for any potential emergency use authorizations or approvals; and the potential safety and efficacy of BNT162. Any forward-looking statements in this press release are based on BioNTech current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: competition to create a vaccine for COVID-19; the ability to produce comparable clinical results in larger and more diverse clinical trials; the ability to effectively scale our productions capabilities; and other potential difficulties. For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report on Form 20-F filed with the SEC on March 31, 2020, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

BioNTech Contacts:

Media Relations

Jasmina Alatovic

+49 (0)6131 9084 1513 or +49 (0)151 1978 1385

Media@biontech.de

Investor Relations

Sylke Maas, Ph.D.

+49 (0)6131 9084 1074

Investors@biontech.de

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